Multi-Billion Dollar North American Utility to Improve Operational Efficiency and Customer Service with ClickSoftware

New Wins Indicate Strong Results for Q3 and Full Year 2011

BURLINGTON, Mass., (September 27, 2011); ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions, today announced that yet another leading North American electricity provider is deploying ClickSoftware’s Workforce Management Platform across seven regulated distribution companies. The Platform is being implemented to improve customer satisfaction, process efficiency, regulatory compliance and operational visibility across all seven organizations.

“This major deployment underscores our leadership position in the market and the need for our optimization solutions, even in times of major global financial crises and uncertainty,” stated Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “In fact, we continue to see strong momentum and, as a result of newly signed contracts and specific deal closures, we expect revenues in the third quarter to be strong, increasing the likelihood of meeting our 2011 annual guidance of about 15% to 20% revenue growth year over year”, he added.

The electricity provider is a diversified energy company that serves 6 million customers. Crucial to ongoing profitability and competitiveness is the effective deployment of the resources in the field that are responsible for providing customers with a safe, reliable and responsive service.  Following analysis of workforce management technologies that would provide opportunities for significant process improvements, ClickSoftware’s ServiceOptimization Suite was selected and deployment of ClickSchedule, ClickLocate and ClickAnalyze is underway.

“We are very pleased that this major North American utility has selected and trusted ClickSoftware’s Workforce Management Platform. It is further recognition by analysts and the market of the solution’s proven success in the utility sector”, said Hannan Carmeli, ClickSoftware’s President and COO.

The implementation of ClickSchedule will provide immediate process improvements by automatically calculating the optimal schedule for almost 3,000 field engineers by balancing business variables that include Service Level Agreements (SLAs), engineers’ skills and locations, and the type of work at hand. This will simplify and improve the management of often complex multistage projects for asset installation, maintenance and repair.

ClickLocate will enable dispatch staff to view the location, travel direction and average speed of field engineers. This improved visibility will enable the team to rapidly identify and deploy resources to repair assets should an SLA be in jeopardy.

ClickAnalyze will afford further visibility by providing business intelligence on the performance of field operations across all seven companies. This will support ongoing business progression by pinpointing successes and areas for improvement in the field. It will also allow the business to rapidly access SLA information that can be provided to the regulator.

“ClickSoftware has provided a holistic Platform that aligns field resources to the service levels expected by both customers and the regulator,” continued Mr. Carmeli. “As a mission-critical component of their transformation program we expect it to provide our customers with competitive advantage through superior customer service and lower operating costs.”

About ClickSoftware
ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premises, create business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage hundreds of thousands of resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP  vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com. Follow us on Twitter.

Safe Harbor
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding ClickSoftware’s expected third quarter and full year 2011 revenues, ClickSoftware’s expected momentum and growth and ClickSoftware’s expected benefits to the client and its customers from using ClickSoftware’s products.  Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2010 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

ClickSoftware Company Contact Melissa Banaszak ClickSoftware melissa.banaszak@clicksoftware.com (781) 272 5903 Ext: 2272	ClickSoftware Media Contact Dan Carlson Corporate Ink dcarlson@corporateink.com (617) 969-9192